SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 333-09470

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO HOLDING COMPANY
(Translation of Registrant’s name into English)

Av. Doutor Chucri Zaidan, 860
04583-110—São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

VIVO PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.	Minutes of the Vivo Participações S.A. Extraordinary General Shareholders’ Meeting held on July 27, 2009
2.	Minutes of the Telemig Celular Participações S.A. Extraordinary General Shareholders’ Meeting held on July 27, 2009
3.	Minutes of the Telemig Celular S.A. Extraordinary General Shareholders’ Meeting held on July 27, 2009

Item 1

VIVO PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

1.           DATE, TIME AND PLACE: July 27, 2009, at 2:00 p.m., in the City of São Paulo, State of São Paulo, at Av. Roque Petroni Junior, 1464, ground floor, Auditorium, Morumbi, in accordance with the call notice made as provided in the Bylaws.

2.           CALL NOTICE: The Call Notice was published in the Official Gazette of the State of Minas Gerais - Diário Oficial do Estado de São Paulo (Empresarial - pages 22, 29 and 22 respectively) on June 02, 03 and 04, 2009 and in the newspaper “Valor Econômico” (pages C8, A8 and C6 respectively) on June 01, 02 and 03, 2009; and in accordance with the Notice to Shareholders on July 08, 2009, in the Official Gazette of the State of Minas Gerais - Diário Oficial do Estado de São Paulo (Empresarial – pages 37, 31 and 12, respectively) on July 09, 14 and 15, 2009 and in the newspaper “Valor Econômico” (pages A5, C1 and A10, respectively) on July 09, 10, and 13, 2009.

3.           AGENDA:

(a)           to analyze the terms and conditions of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of Telemig Celular Participações S.A. (“TCP”) and Vivo Participações S.A (the “Company”), in connection with the merger of shares of TCP into the Company, for purposes of converting TCP into its wholly-owned subsidiary, as described in the notices of material fact published on March 23, 2009 and on May 29, 2009 (“Notices of Material Fact”);

(b) to ratify the engagement, by the management of the Company and TCP of experts from: (i) Citigroup Global Markets Inc., enrolled with CNPJ/MF under No. 05.986.949/0001-48 (“Citi”), for the valuation of TCP and the Company based on their respective economic values; (ii) Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) to: (a) evaluate the net worth of TCP and the Company at market price; and (b) evaluate the shares of TCP based on its economic value for the purpose

VIVO PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

of setting forth the capital increase of the Company; and (iii) Ernst & Young Auditores Independentes SS. (“Ernst & Young”) to evaluate the net worth of TCP and the Company based on their respective book values;

(c)           to analyze and assess the valuation reports mentioned in item (b) above and the capital increase to result from the merger of shares, in accordance with the Protocol of Merger of Shares and Instrument of Justification and the amendment to article 5 of the Bylaws of the Company; and

(d)           to determine the exchange ratio of shares of TCP for new shares to be issued by the Company, with the conversion of TCP into the Company’s wholly-owned subsidiary.

4.           ATTENDANCE: In attendance were shareholders representing more than 84% of the voting capital stock of the Company as indicated by their registration and signatures in the “Corporate Book of Shareholders’ Attendance”.  Also present was the Chief Executive Officer of the Company, Mr. Roberto Oliveira de Lima, who is also the legal representative of TCP. Also present was Ms. Paula Bragança Mansur, who is a member of the Audit Committee of the Company in compliance with article 163, § 3º of Law No. 6,404/76; as well as Mr. Drayton Melo and Mr. Cassio O. Barbosa, representatives from Ernst & Young Auditores Independentes; Mr. Otávio Guazelli, representative from Citigroup Global Markets Inc.; and Mr. Edgar Victor Salem Junior, the representative of Planconsult Planejamento e Consultoria Ltda.

5.           CHAIRMAN AND SECRETARY: Breno Rodrigo Pacheco de Oliveira, Chairman, and José Teotonio da Silva, Secretary.

6.           RESOLUTIONS:

At the beginning of the meeting, the Chairman clarified that the minutes of the shareholders’ meeting would be recorded to summarize the events occuring therein and would only contain the transcript of the resolutions taken thereby, as allowed by article 130, first paragraph of

VIVO PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

Brazilian Corporate Law. The Chairman informed the shareholders that all the documents, proposals, and voting and dissenting statements regarding the agenda should be presented in writing to the Board of the meeting, which, for this purpose, was represented by the Secretary of the meeting. Furthermore, the Chairman informed the shareholders that the documents pertaining to the agenda were available in the meeting room and that such documents had been made available to the shareholders in compliance with CVM Instruction No. 319/99, through the disclosure of the transaction conditions by means of publication of the Notice of Material Fact on March 23, 2009 and May 29, 2009.

The shareholders have analyzed the matters of  the agenda and have concluded:

(a)           to approve, by the majority of votes of the shareholders attending the meeting, the Protocol of Merger of Shares and Instrument of Justification, executed on May 29, 2009, between the Company and TCP (“Merger Protocol”), which sets forth the merger by Vivo Participações S.A (the “Company”) of the totality of shares of TCP (including the ones proceeding from the merger of the shares of Telemig Celular S.A. - “TC”), in order to convert TCP into its wholly-owned subsidiary. The Merger Protocol sets forth the general terms and conditions of the intended merger, the transaction justifications, the evaluation criteria of the shares to be merged and the exchange ratio of the shares of TCP for shares issued by the Company, as proposed and agreed to by the managements of the Company and of TCP. The Board of Directors and Audit Committee of the Company approved the Merger Protocol, which is part of the minutes of this meeting and available in Annex I of the Merger Protocol;

(b)           to ratify, by the majority of votes of the shareholders attending the meeting, the engagement by the management of the Company of experts from: (i) Citigroup Global Markets Inc., enrolled with the CNPJ/MF under No. 05.986.949/0001-48 (“Citi”), to evaluate the Company and TCP, based on their respective economic value on March 31, 2009, using the discounted cash flow methodology, for the purpose of determining the exchange ratio of common and preferred shares of TCP for new shares to be issued by the Company; (ii) Planconsult Planejamento e Consultoria Ltda., enrolled with the CNPJ/MF under No. 51.163.748/0001-23, in order to: (a) evaluate the net worth of the Company and TCP at market value, as required by article 264 of Law No. 6,404/76; and (b) evaluate the shares of TCP for

VIVO PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

purposes of determining the capital increase of the Company, based on the respective economic value of shares subject to the merger; and (iii) the independent evaluation company of Ernst & Young Auditores Independentes SS., enrolled with the CNPJ/MF under No. 61.366.936/0001-25 (“Ernst & Young”), to evaluate the net worth of the Company based on its book value.

In light of the resolutions above, the Chairman, before continuing the meeting, informed everyone that the Corporate Restructuring had been approved at the Extraordinary Shareholders´ Meeting of TCP, which had been held at 12:00 p.m. and had already ended. After receiving such information, the shareholders present at the meeting concluded the following:

(c)           (i) to approve, by the majority of votes of the shareholders attending the meeting, the valuation reports prepared by Planconsult with respect to the shares of TCP to be merged into the Company, based on their economic value that was used to determine the capital increase of the Company, as provided in article 252, first paragraph, combined with article 8, both from Law No. 6,404, of December 15, 1976 (“Valuation Report for Capital Increase”).

In light of the approval by the shareholders of TCP of the merger of the shares of TCP into the Company, the shareholders of the Company agreed to approve the Valuation Report of the Capital Increase, which determined the capital increase to be equivalent to the value of the shares of TCP equal to R$ 1,879,727,592.70 (one billion, eight hundred and seventy nine million, seven hundred and twenty seven thousand, five hundred and ninety two Brazilian reais and seventy cents).  The total amount of R$ 1,879,727,592.70 (one billion, eight hundred and seventy nine million, seven hundred and twenty seven thousand, five hundred and ninety two Brazilian reais and seventy cents) shall be registered in the capital account. Therefore, the capital stock of Vivo Part. shall be increased in the amount of R$ 1,879,727,592.70 (one billion, eight hundred and seventy nine million, seven hundred and twenty seven thousand, five hundred and ninety two Brazilian reais and seventy cents), increasing the capital account of Vivo from R$ 6,900,422,730.16 (six billion, nine hundred million, four hundred and twenty two thousand, seven hundred and thirty Brazilian reais and sixteen cents) to R$ 8,780,150,322.86 (eight billion, seven hundred and eighty million, one hundred and fifty thousand, three hundred and twenty two Brazilian reais and eighty six cents);

VIVO PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

(ii)           to approve, by the majority of votes of the shareholders attending the meeting, the valuation report of the net worth of the Company based on its book value (“Valuation Report of Net Worth at Book Value”);

(iii)           to approve by the majority of votes of the shareholders attending the meeting, the valuation reports by Citi of TCP and the Company based on their respective economic values, on March 31, 2009, by the methodology of discounted cash flow, for purposes of determining the exchange ratio of common and preferred shares of TCP for new shares to be issued by the Company (“Exchange Ratio Valuation Reports”).

The shareholders were informed that for purposes of comparing the exchange ratios determined in the evaluations conducted by Citi (also stated by the companies in the Merger Protocol) with those conducted by Planconsult, which were based upon the net worth at market prices in compliance with article 264 of Law No. 6.404/76 (“Valuation Report of Net Worth at Market Prices”), further information in relation to the calculation of the share exchange ratios according to the criteria on March 31, 2009 was available.

(d)           (i) to approve, with the majority of votes of the shareholders attending the meeting, the exchange ratio of the TCP shares to be merged into the Company; the new shares to be issued by the Company, as established in the Merger Protocol, with the subsequent conversion of TCP into a wholly-owned subsidiary of the Company; such converted TCP shares to have the same rights of the current outstanding shares of the Company, which shall be assigned to the owners of the merged shares. Each common or preferred share of TCP shall be exchanged for 1.37 new common or preferred share of the Company, as applicable, according to the criteria described in the Merger Protocol approved in this meeting, which was calculated by Citi (whose appointment was indicated by the Managers of the Company and ratified in this meeting) based upon the economic values of TCP and the Company, which were valued according to the discounted cash flow methodology, on March 31, 2009. As established in the Protocol already approved, it was announced that the shareholders of the Company, who, as a result of the share exchange, are entitled to fractionional shares, shall be paid, pro rata for such fractions, to be determined by the net market value of the grouped fractions, resulting from the auction (or

VIVO PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

auctions, as the case may be), to be held at BM&FBovespa. Such payment to shareholders shall be carried out within 5 (five) business days as from the date of the last auction.

In light of the approval of the merger of shares and the resulting capital increase, as well as the issuance of new shares, the shareholders resolved to adjust the capital stock description, amending article 5 of the Bylaws, which shall come to effect with the following wording:

“Article 5. The capital stock, subscribed and fully paid in, is R$ 8,780,150,322.86 (eight billion, seven hundred and eighty million, one hundred and fifty thousand, three hundred and twenty two Brazilian reais and eighty six cents), represented by 400,713,827 (four hundred million, seven hundred and thirteen thousand, eight hundred and twenty seven) book entry shares, of which 137,269,188 (one hundred and thirty seven million, two hundred and sixty nine thousand, one hundred and eighty eight) are common shares and 263,444,639 (two hundred and sixty three million, four hundred and forty four thousand, six hundred and thirty nine) are preferred shares, nominal and without par value.”

The shareholders were reassured that, as previously disclosed, TC and TCP had created the Special Committees (“Committees”) on the terms and in compliance with Parecer de Orientação 35/08, issued by the Brazilian Securities and Exchange Commission, and that such Committees, upon analyzing the Valuation Reports and studies of the advisors retained by the Companies, as well as the management proposals related to the exchange ratios, were advised by Banco Bradesco BBI S.A., enrolled with the CNPJ/MF under No. 06.271.464/0001-93 (“Bradesco BBI”), as an independent financial adviser retained by the Committees to help them with the analysis of the valuation report prepared by Citi. The Chairman pointed out to the present shareholders that, as established in the Notices of Material Facts and other Corporate Restructuring documents made available, the Committee of TCP presented its opinion to the management and recommended to the Board of Directors of TCP the adoption of the exchange ratios within the range indicated in those reports as being the most adequate. The management of the Company assessed the proposal, which resulted in the final approval of the exchange ratio that was established in the Protocol, whose ranges were, in turn, within the ranges recommended in the Exchange Ratio Valuation Reports prepared by Citi.

VIVO PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

The shareholders of the Company acknowledged that the Corporate Restructuring was analyzed by Citi, as provided in article 30 of the Company´s Bylaws, and that in the valuation report prepared by Citi and made available to all shareholders of the companies involved in the Corporate Restructuring, the exchange ratios established by the Companies´ Board of Directors were within the exchange ratio range resulting from the range of the companies´ valuation report, and therefore equitable treatment was being given to the Companies. In addition, Bradesco BBI determined in its analysis that the exchange ratio intervals presented to the Special Committees by Citi were equitable and that they were within the ranges of the Exchange Ratios calculated by Bradesco BBI in the material presented to the Special Committee.

Finally, the Company’s management was authorized to practice all acts necessary to formalize the merger of shares of TCP into the Company, approved herein, before any public entities and third parties, since the shareholders of TCP had already authorized in its meeting the subscription of the capital increase of the Company with the shares of TCP (subsequent to the approval of the merger of shares of TC into TCP), as provided in article 252, paragraph second, of the Brazilian Corporations Law, through their officers or any other person designated by them.

As nothing else was left to be discussed, these minutes were read, approved and executed, and the shareholders legal representatives have acknowledged that it would be drawn up in the form of summary of the facts, as authorized by article 130, paragraph first, of Law No. 6,404/76. It was also determined that, as authorized by article 130, paragraph second, of Law No. 6,404/76, these minutes would be published without the shareholders´ representatives signatures.

SIGNATURES: Breno Rodrigo Pacheco de Oliveira – Chairman, José Teotonio da Silva – Secretary, BRASILCEL N.V - p.p. Breno Rodrigo Pacheco de Oliveira; SUDESTECEL PARTICIPAÇÕES LTDA.- p.p. Breno Rodrigo Pacheco de Oliveira; TBS CELULAR PARTICIPAÇÕES LTDA.- p.p. Breno Rodrigo Pacheco de Oliveira; PORTELCOM PARTICIPAÇÕES S.A.- p.p. Breno Rodrigo Pacheco de Oliveira; AVISTA PARTICIPAÇÕES LTDA.- p.p. Breno Rodrigo Pacheco de Oliveira; TAGILO PARTICIPAÇÕES LTDA. - p.p. Breno Rodrigo Pacheco de Oliveira; ELFUN DIVERSIFIED FUND; GEUT EMERGING

VIVO PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

EQUITY PASSIVE 1; ILLINOIS STATE BOARD OF INVESTMENT; BELL ATLANTIC MASTER TRUST; GE FUNDS; LAUDUS ROSENBERG INTERNATIONAL DISCOVERY FUND; GE INSTITUTIONAL FUNDS; GE INVESTMENTS FUNDS, INC.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; GENERAL ELECTRIC PENSION TRUST; IBM SAVINGS PLAN; FIDELITY ADVISOR SERIES VIII: LATIN AMERICA FUND; CALAMOS EVOLVING WORLD GROWTH FUND; CALAMOS INTERNATIONAL GROWTH  FUND; COLLEGE RETIREMENT EQUITIES FUND; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUNF OF THE COOK COUNTY; EATON VANCE TAX-MANAGED EMERGING MARKETS FUND; EATON VANCE COLLECTIVE INVESTMENT; EATON VANCE STRUCTURED EMERGING MARKETS FUND; FIDELITY INVEST TRUST LATIN AMERICA; GLOBAL INVESTMENT FUND; GMO TRUST ON BEHALF OF GMO  EMERGING COUNTRIES FUND; IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK TRUST DISCIPLINED DIVERSIFICATION TRUST; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B; PENSIONSKASSERNES ADMINISTRATION; PPL SERVICES CORPORATION MASTER TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SPDR S&P EMERGING MARKETS ETF; SPDR S&P EMERGING LATIN AMERICA ETF; STATE OF CALIFORNIA PUBLIC EMPOLYEES RETIREMENT SYSTEM; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX; STATE STREET EMERGING MARKETS; THE BRAZIL MCSI EMERGING MARKETS INDEX COMMON TRUST F; THE MASTER TRUST BANK OF JAPAN, LTD RE MTBC400035147; p.p. Daniel Alves Ferreira; THE BANK OF NEW YORK ADR DEPARTMENT – Itaú Unibanco S.A.- p.p. Fany Andrade G. Carvalho.

This is a true certified copy of the original minutes of the Extraordinary Shareholders´ Meeting of Vivo Participações S.A., held on July 27, 2009, drawn up in the appropriate book.

José Teotonio da Silva
Secretary – OAB/RJ 93.101

Item 2

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.3.0002535-7 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

1.           DATE, TIME AND PLACE: July 27, 2009, at 12:00 p.m., in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, in accordance with the call notice made as provided in the Bylaws.

2.           CALL NOTICE: The Call Notice was published in the Official Gazette of the State of Minas Gerais - Diário Oficial do Estado de Minas Gerais (Diário do Executivo, Legislativo e Publicações de terceiros - pages 66, 58 and 58, respectively) on June 02, 03 and 04, 2009 and in the newspaper “Valor Econômico” (pages A10, A8 e C6, respectively) on June 01, 02 and 03, 2009; and in accordance with the Notice to Shareholders on July 09, 2009, in the Official Gazette of the State of Minas Gerais- Diário Oficial do Estado de Minas Gerais (Diário do Executivo, Legislativo e Publicações de terceiros - pages 48, 56 and 58, respectively) on July 09, 10 and 11, 2009 and in  the newspapers Valor Econômico (pages C8, C3 and A10, respectively) on July 09, 10 and 13, 2009.

3.           ATTENDANCE: In attendance were shareholders representing 97.17% of the voting capital stock of the Company, as indicated by their registration and signatures in the “Corporate Book of Shareholders’ Attendance”.  Also present was the Human Resources Officer of the Company, Mr. Marcus Roger Meireles Martins da Costa, who is also the representative of Telemig Celular S.A.  Also present, in compliance with article 163, § 3º of Law No. 6,404/76, was Ms. Fabiana Faé Vicente Rodrigues, a member of the Audit Committee of the Company; Mr. Bruno Mattar Galvão, as a representative of Ernst & Young Auditores Independentes; Mr. João Schmidt and Mr. Gustavo Pecorari, as representatives of Citigroup Global Markets Inc.; and Mr. Marcos B. Jorge, as a representative of Planconsult Planejamento e Consultoria Ltda.

4.           AGENDA:

(a)           to analyze the terms and conditions of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of the Telemig Celular Participações S.A. (the “Company”) and of Telemig Celular S.A. (“TC”), in connection with the merger of shares of TC

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.3.0002535-7 Publicly-held company with authorized capital

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into the Company for the conversion of TC into a wholly-owned subsidiary of the Company, as described in the notices of material fact published on March 23, 2009 and on May 29, 2009 (“Notices of Material Fact”);

(b)           to analyze the terms and conditions of the draft of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of the Company and of Vivo Participações S.A. (“Vivo Part.”), in connection with the merger of the shares of the Company into Vivo Part. for the conversion the Company into a wholly-owned subsidiary of Vivo Part., as described in the Notices of Material Fact;

(c)           to ratify the engagement, by the management of the Company, Vivo Part. and TC of experts from: (i) Citigroup Global Markets Inc., enrolled with CNPJ/MF under No. 05.986.949/0001-48 (“Citi”) for the valuation of the Company, TC and Vivo Part., based on their respective economic values; (ii) Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) to: (a) evaluate the net worth of the Company, TC and Vivo Part. at market price; and (b) evaluate the shares of the Company and TC for the purpose of determining the capital increase of the respective merging companies of the shares of TC and of the Company, based on their respective economic value; and (iii) Ernst & Young Auditores Independentes SS. (“Ernst & Young”) to evaluate the net worth of the Company, TC and Vivo Part. based on their respective book values;

(d)           to analyze and assess the valuation reports mentioned in item (c) above and the capital increase to result from the merger of shares, in accordance with the Protocol of Merger of Shares and Instrument of Justification executed by the Company and Telemig Celular S.A. and the amendment to article 5 of the bylaws of the Company; and

(e)           to determine the exchange ratio of shares of TC for new shares to be issued by the Company for the conversion of TC into a wholly-owned subsidiary of the Company; and the exchange ratio of shares of the Company for new shares to be issued by Vivo Part. for the conversion of the Company into a wholly-owned subsidiary of Vivo Part.

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.3.0002535-7 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

5.           CHAIRMAN AND SECRETARY: Bruno Angelo Indio e Bartijotto, Chairman of the meeting and Marcelo Luiz Pereira, Secretary of the meeting.

6.           RESOLUTIONS:

At the beginning of the meeting, the Chairman clarified that the minutes of the shareholders’ meeting would be recorded to summarize the events occurring therein and would only contain a transcript of the resolutions taken thereby, as allowed by article 130, first paragraph, of Brazilian Corporate Law. The Chairman informed the shareholders that all the documents, proposals, and voting and dissenting statements regarding the agenda should be presented in writing to the Board of the meeting, which, for this purpose, was represented by the Secretary of the meeting. Furthermore, the Chairman informed the shareholders that the documents pertaining to the agenda were available in the meeting room and that such documents had been made available to the shareholders in compliance with CVM Instruction No. 319/99, through the disclosure of the transaction conditions by means of publication of the Notices of Material Fact of March 23, 2009 and May 29, 2009.

The shareholders have analyzed the matters of the agenda and have concluded:

(a)           to approve, unanimously, with the abstention of shareholders Polo Norte Fundo de Investimento Multimercado and Polo FIA, the Protocol of Merger of Shares and Instrument of Justification, executed on May 29, 2009, between the Company and TC (“TC Merger Protocol”), which sets forth the merger, by the Company, of the totality of shares of TC, to convert it into the Company’s wholly-owned subsidiary. TC Merger Protocol sets forth the general terms and conditions of the intended merger, the transaction justifications, the evaluation criteria of the shares to be merged and the exchange ratio of TC´s shareholders’ shares for shares issued by the Company, as proposed and agreed to by the management of the Company and of TC. The Company´s Board of Directors and the Audit Committee approved the TC Merger Protocol, which is part of the minutes of this meeting and available in Annex I of the Merger Protocol;

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.3.0002535-7 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

(b)           to approve unanimously, with the abstention of shareholders Polo Norte Fundo de Investimento Multimercado and Polo FIA, the Protocol of Merger of Shares and Instrument of Justification, executed on May 29, 2009, between the Company and Vivo Part. (“Vivo Part. Merger Protocol”), which sets forth the merger by Vivo Part., of the totality of the shares of the Company (including those originating from the merger of shares of TC), in order to convert it into a wholly-owned subsidiary of Vivo Part. The Vivo Part. Merger Protocol sets forth the general terms and conditions of the intended merger, the transaction justification, the evaluation criteria of the shares to be merged and the exchange ratio of the Company´s shareholders’ shares for shares issued by Vivo Part., as proposed and agreed to by the management of the Company and of Vivo Part.. The Board of Directors of the Company and the Audit Committee of the Company have approved the Vivo Part. Merger Protocol, which is part of the minutes of this meeting and available in Annex II of the Merger Protocol;

(c)           to unanimously ratify, with the abstention of shareholders Polo Norte Fundo de Investimento Multimercado and Polo FIA, the engagement by the management of the Company of experts from: (i) Citigroup Global Markets Inc., enrolled with the CNPJ/MF under No. 05.986.949/0001-48 (“Citi”) to evaluate the Company, TC and Vivo Part., based on their respective economic values on March 31, 2009, using the discounted cash flow methodology, for purposes of determining: (a) the exchange ratio of common and preferred shares of TC for new shares of the Company; and (b) the exchange ratio of common and preferred of the Company for new shares of Vivo Part.; (ii)  Planconsult Planejamento e Consultoria Ltda., enrolled with the CNPJ/MF under No. 51.163.748/0001-23, in order to: (a) evaluate the net worth of the Company and TC at market value, as required by article 264 of Law No. 6,404/76; and (b) evaluate the shares of the Company and TC for purposes of determining the capital increase of the Company and Vivo Part., based on their respective economic values of the merged shares; and (iii) Ernst & Young Auditores Independentes SS., enrolled with the CNPJ/MF under No. 61.366.936/0001-25 (“Ernst & Young”), to evaluate the net worth of the Company based on its book value.

In light of these resolutions, the Chairman, before continuing the meeting, informed the shareholders that the present Corporate Restructuring was approved at the Extraordinary

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.3.0002535-7 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

Shareholders´ Meeting of TC, held that morning at 10:00 a.m.. Subsequently, the shareholders present at the meeting determined the following:

(d)           (i) to approve, with the unanimous vote of the shareholders attending the meeting, except for shareholders Polo Norte Fundo de Investimento Multimercado and Polo FIA, who abstained from voting, the valuation reports prepared by Planconsult, with respect to: (a) shares of TC to be merged into the Company; and (b) shares of the Company to be merged into Vivo Part., based on their economic value, in order to determine the capital increase of the respective merging companies, as set forth in article 252, first paragraph, combined with article 8, both from Law No. 6,404, of December 15, 1976 (“Valuation Report for Capital Increase”). In light of the approval by the shareholders of TC of the merger of the shares of TC into the Company, the shareholders agreed to approve the Valuation Report for Capital Increase, which determined the capital increase of the net worth of the Company to correspond to the value of the shares of TC, equal to R$  675,042,982.18 (six hundred and seventy five million, forty two thousand, nine hundred and eighty two Brazilian reais and eighteen cents).  The amount of R$ 461,368,861.48 (four hundred and sixty one million, three hundred and sixty eight thousand, eight hundred and sixty one Brazilian reais and forty eight cents) shall be added to the capital account and the amount of R$ 213,674,120.69 (two hundred and thirteen million, six hundred and seventy four thousand, one hundred and twenty Brazilian reais and sixty nine cents) shall be added to the capital reserve account. Therefore, the capital stock of the Company shall increase in the amount of R$ 461,368,861.48 (four hundred and sixty one million, three hundred and sixty eight thousand, eight hundred and sixty one Brazilian reais and forty eight cents), increasing it from R$ 623,350,577.23 (six hundred and twenty three million, three hundred and fifty thousand, five hundred and seventy seven Brazilian reais and twenty three cents) to R$ 1,084,719,438.71 (one billion, eighty four million, seven hundred and nineteen thousand, four hundred and thirty eight Brazilian reais and seventy one cents);

(ii)           to approve, with the unanimous vote of the shareholders attending the meeting, except for shareholders Polo Norte Fundo de Investimento Multimercado and Polo FIA, who abstained from voting, the valuation report of the Company´s net worth based on its book value (“Valuation Report of Net Worth at Book Value”);

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.3.0002535-7 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

(iii)           to approve, with the unanimous vote of the shareholders attending the meeting, except for shareholders Polo Norte Fundo de Investimento Multimercado and Polo FIA, who abstained from voting, the valuation reports of TC and the Company, prepared by Citi, based on their respective economic values on March 31, 2009 using the methodology of discounted cash flow for purposes of determining: (a) the exchange ratio of common and preferred shares of TC for new shares to be issued by the Company; and (b) the exchange ratio of common and preferred shares of the Company for new shares to be issued by Vivo Part. (“Exchange Ratio Valuation Reports”).

It was announced that, in compliance with article 264 of Law No. 6.404/76 and for purposes of comparing the exchange ratios in the evaluations conducted by Citi (also stated in the TC Merger Protocol and in TCP Merger Protocol) with those conducted by Planconsult, which were based upon the net worth at market prices (“Valuation Report of Net Worth at Market Prices”), further information in relation to the calculation of the share exchange ratios according to the criteria on March 31, 2009, was available.

(e)           (i) to approve, with the unanimous vote of the shareholders attending the meeting, except for shareholders Polo Norte Fundo de Investimento Multimercado and Polo FIA, who abstained from voting, the exchange ratio of TC shares to be merged into the Company, as established in the TC Merger Protocol, with the subsequent conversion of TC into a wholly-owned subsidiary of the Company; such converted TC shares to have the same rights of the current outstanding shares of the Company, which shall be assigned to the owners of the merged shares. Each common or preferred share of TC shall be exchanged for 17.40 new common or preferred of the Company, respectively, according to the criteria described in the TC Merger Protocol approved in this meeting, which was based on the economic values of TC and the Company, evaluated according to the discounted cash flow methodology, on March 31, 2009, calculated by Citi, whose engagement was suggested by the management of the Company and ratified in this meeting. As established in the approved Protocol, it was announced that the shareholders of the Company who, as a result of the exchange, are entitled

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.3.0002535-7 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

to fractional shares, shall be paid pro rata for such fractions, to be determined by the net market price value of the grouped fractions resulting from the auction (or auctions, as the case may be), to be held at BM&FBovespa. Such payment to shareholders shall be carried out within 5 (five) business days as from the date of the last auction; and

(ii)           to approve, with the unanimous vote of the shareholders attending the meeting, except for shareholders Polo Norte Fundo de Investimento Multimercado and Polo FIA, who abstained from voting, the exchange ratio of the shares of the Company to be merged into Vivo Part., as established in the Vivo Part. Merger Protocol, with the subsequent conversion of the Company into a wholly-owned subsidiary of Vivo Part., for new shares to be issued by Vivo Part. and assigned to the shareholders owners of the merged shares. Each common and preferred share of the Company shall be exchanged for 1.37 common or preferred share of Vivo Part. respectively, according to the criteria described in Vivo Part. Merger Protocol approved in this meeting, which was based on the economic values of the Company and of Vivo Part., evaluated according to the methodology of discounted cash flow, on March 31, 2009, calculated by Citi, whose engagement was suggested by the management of the Company and ratified in this meeting. As established in the approved Protocol, it was announced that the shareholders of the Company who, as a result of the share exchange, are entitled to the fractional shares, shall be paid pro rata for such fractions, to be determined by the net value at market price of the grouped fractions, resulting from the auction (or auctions, as the case may be), to be held at BM&FBovespa. The mentioned payment to shareholders shall be carried out within 5 (five) business days as from the date of the last auction.

In light of the approval of the merger of shares and resulting capital increase of the Company, as well as the issuance of new shares, the shareholders resolved to adjust the capital stock description, amending article 5 of the Bylaws, which shall come into effect with the following wording:

“The capital stock, subscribed and fully paid in, is R$ 1,084,719,438.71 (one billion, eighty four million, seven hundred and nineteen thousand, four hundred and thirty eight Brazilian reais and seventy one cents) represented by 44,401,757 shares, of which 15,367,791 are common shares and 29,033,966 are preferred shares, nominal and without par value.”

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.3.0002535-7 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

The shareholders were reassured that, as previously disclosed, TC and the Company had created Special Committees (“Committees”) in compliance with Parecer de Orientação 35/08, issued by the Brazilian Securities and Exchange Commission, and that such Committees, upon analyzing the Valuation Reports and studies of the advisors retained by the Companies, as well as the management proposals related to the exchange ratios, were advised by Banco Bradesco BBI S.A., enrolled with the CNPJ/MF under No. 06.271.464/0001-93 (“Bradesco BBI”), as an independent financial adviser retained by the Committees to help them with the analysis of the valuation report prepared by Citi. The Chairman pointed out to the present shareholders that, as established in the Notices of Material Facts and other Corporate Restructuring documents made available, the Company´s Committee had presented its opinion to the management, and recommended the adoption of the exchange rates included in the ranges indicated to the Board of Directors of the Company as being the most adequate, whose ranges were, in turn, within the ranges recommended in the Exchange Ratio Valuation Reports prepared by Citi.

The shareholders of the Company acknowledged that the Corporate Restructuring was analyzed by Citi, as provided in article 49 of the Company´s Bylaws, and that in the valuation report prepared by Citi and made available to all shareholders of the companies involved in the Corporate Restructuring, the exchange ratios established by the Companies´ Board of Directors were within the exchange ratio range resulting from the range of the companies´ valuation report, and therefore equitable treatment was being given to the companies. In addition, Bradesco BBI determined in its analysis that the exchange ratio ranges presented to the Special Committee by Citi were equitable and that they were within the ranges of the Exchange Ratios calculated by Bradesco BBI in the material presented to the Special Committee.

Finally, the Company’s management was authorized to practice all acts necessary to formalize the merger of shares of TC into the Company and the merger of the Company’s shares into Vivo Part. as approved herein, before any public entities and third parties, including the Company´s capital subscription with the shares of TC as provided in article 252, second paragraph, of the Brazilian Corporations Law, through their officers or any other person designated by them.

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.3.0002535-7 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 27, 2009

As nothing else was left to be discussed, these minutes were read, approved and executed, and the shareholders legal representatives have acknowledged that it would be drawn up in the form of summary of the facts, as authorized by article 130, paragraph first, of Law No. 6,404/76. It was also determined that, as authorized by article 130, paragraph second, of Law No. 6,404/76, these minutes would be published without the shareholders´ representatives signatures.

SIGNATURES: VIVO PARTICIPAÇÕES S.A.; Norges Bank; State Street Emerging Markets; The Master Trust Bank of Japan; Polo Norte Fundo de Investimento Multimercado; Polo FIA.

This is a true certified copy of the original minutes of the Extraordinary Shareholders´ Meeting of Telemig Celular Participações S.A., held on July 27, 2009, drawn up in the appropriate book.

Bruno Angelo Indio e Bartijotto Chairman	Marcelo Luiz Pereira Secretary

Item 3

TELEMIG CELULAR S.A. CNPJ/MF No. 02.320.739/0001-06 - NIRE 31.300.012.999 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING HELD ON JULY 27, 2009.

1.           DATE, TIME AND PLACE: July 27, 2009, at 10:00 a.m., in the City of Belo Horizonte, State of Minas Gerais, na Rua Levindo Lopes, 258, Funcionários, in accordance with the call notice made as provided in the Bylaws.

2.           CALL NOTICE: The Call Notice was published in the Official Gazette of the State of Minas Gerais – Diário Oficial do Estado de Minas Gerais (Diário do Executivo, Legislativo e Publicações de terceiros – pages 67, 56 and 55, respectively) on June 02, 03 and 04, 2009, and in the newspaper “Valor Econômico” (pages A11, A8 and B6, respectively) on June 01, 02 and 03, 2009, and in accordance with the Notice to Shareholders published on July 09, 2009, in the Official Gazette of the State of Minas Gerais - Diário Oficial do Estado de Minas Gerais (Diário do Executivo, Legislativo e Publicações de terceiros - pages 47, 59 and 58, respectively) on July 09, 10 and 11, 2009 and in the newspaper “Valor Econômico” (pages B9, C8 e A9, respectively) on July 09, 10 and 13, 2009.

3.           ATTENDANCE: In attendance were shareholders representing more than 97.94% of the capital stock of the Company with voting rights, as indicated by their registration and signatures in the “Corporate Book of Shareholders’ Attendance”.  Also present was the Corporate Services Officer of the Company, Mr. Marcus Roger Meireles Martins da Costa, who is also the legal representative of Telemig Celular Participações S.A.. In accordance with article 163, third paragraph, of Law No. 6,404/76, Ms. Fabiana Faé Vicente Rodrigues, member of the Company´s Audit Committee, as well as Mr. Bruno Mattar Galvão, a representative of Ernst & Young Auditores Independentes, Mr. João Schmidt and Mr. Gustavo Pecorari, representatives of Citigroup Global Markets Inc., and Mr. Marcos B. Jorge, representative of Planconsult Planejamento e Consultoria Ltda. were also present.

4.           AGENDA:

(a) to analyze and finalize the terms and conditions of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of Telemig Celular S.A. (the “Company”) and Telemig Celular Participações S.A. (“TCP”), in connection with the merger of its shares with TCP for purposes of converting the Company into a wholly-owned subsidiary of

TELEMIG CELULAR S.A. CNPJ/MF No. 02.320.739/0001-06 - NIRE 31.300.012.999 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING HELD ON JULY 27, 2009.

TCP, as described in the Notices of Material Fact published on March 23, 2009 and March 29, 2009 (“Notices of Material Fact”);

(b) to ratify the engagement, by the management of the Company and of TCP of experts from: (i) Citigroup Global Markets Inc., enrolled with CNPJ/MF under No. 05.986.949/0001-48 (“Citi”), for the valuation of the Company and TCP, based on their respective economic values; (ii) Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) to (a) evaluate the net worth of TCP and the Company at market prices; and (b) evaluate the shares of TCP and the Company for purposes of setting forth the capital increase of the respective merging companies shares of TCP and that of Company based on their respective economic values; and (iii) Ernst & Young Auditores Independentes S.S. (“Ernst & Young”) for purposes of evaluating the net worth of the Company and TCP according to their respective book values;

(c) to analyze and assess about the valuation reports mentioned in item (b) above; and

(d) to determine the exchange ratio of shares of the Company for new shares to be issued by TCP, with the consequent conversion of the Company into a wholly-owned subsidiary of TCP.

5.           CHAIRMAN AND SECRETARY: Bruno Angelo Indio e Bartijoto, Chairman, and Marcelo Luiz Pereira, Secretary.

6.           RESOLUTIONS:

At the beginning of the meeting, the Chairman clarified that the minutes of the shareholders’ meeting would be recorded as a summary of the events occurring therein, and would only contain a transcript of the resolutions taken thereby, as allowed by article 130, first paragraph, of the Brazilian Corporations Law. The Chairman informed the shareholders that the documents, proposals, voting and dissent statements regarding the agenda should be presented in writing to the Board of the meeting, who would be represented by the Secretary of the meeting. Furthermore, the Chairman informed the shareholders that the documents related

TELEMIG CELULAR S.A. CNPJ/MF No. 02.320.739/0001-06 - NIRE 31.300.012.999 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING HELD ON JULY 27, 2009.

to the agenda were available at the meeting room and that such documents had been made available to the shareholders in compliance with CVM Instruction No. 319/99, through the disclosure of the transaction conditions, by means of the publication of the Notices of Material Fact of March 23, 2009 and May 29, 2009.

The shareholders analyzed the matters of the agenda and have concluded:

(a)           to approve, with the unanimous vote of the shareholders attending the meeting, the Protocol of Merger of Shares and Instrument of Justification, executed on May 29, 2009, between the Company and TCP (“Merger Protocol”), which establishes the merger, of the totality of the shares of the Company into TCP to convert it into a wholly-owned subsidiary of TCP. The Merger Protocol establishes the general terms and conditions of the intended merger, the transaction justifications, the evaluation criteria of the shares to be merged and the exchange ratio of the Company´s shareholders shares for shares issued by TCP, as proposed and agreed to by the managements of TCP and the Company. The Company´s Board of Directors and Audit Committee have approved the Merger Protocol, which is part of the minutes of this meeting and available in Annex I of the Merger Protocol;

(b)           to ratify, with the unanimous vote of the shareholders attending the meeting, the retention by the management of the Company of experts from: (i) Citigroup Global Markets Inc., enrolled with the CNPJ/MF under No. 05.986.949/0001-48, to evaluate the Company, TCP and Vivo Part., based on their respective economic values on March 31, 2009, using the discounted cash flow methodology, for purposes of determining the exchange ratio of the common and preferred shares of the Company for new shares to be issued by TCP; (ii) Planconsult Planejamento e Consultoria Ltda., enrolled with the CNPJ/MF under No. 51.163.748/0001-23, in order to: (a) evaluate the net worth of the Company and TCP at market price, as required by article 264 of Law No. 6,404/76; and (b) evaluate the shares of the Company for purposes of determining the capital increase of TCP, based on the respective economic value of the merged shares; and (iii) Ernst & Young Auditores Independentes SS., enrolled with the CNPJ/MF under No. 61.366.936/0001-25 (“Ernst & Young”) to evaluate the net worth of the Company based on its book value;

TELEMIG CELULAR S.A. CNPJ/MF No. 02.320.739/0001-06 - NIRE 31.300.012.999 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING HELD ON JULY 27, 2009.

(c)           (i)           to approve, with the unanimous votes of the shareholders attending the meeting, the valuation report prepared by Planconsult, with respect to the shares of the Company to be merged into TCP, based on their economic values, for purposes of determining the capital increase of TCP, as set forth in article 252, paragraph first, combined with article 8, both from Law No. 6,404, of December 15, 1976 (“Valuation Report for Capital Increase”);

(ii)           to approve, with the unanimous vote of the shareholders attending the meeting, the valuation report of the net worth of the Company based on its book value (“Valuation Report of Net Worth at Book Value”);

(iii)           to approve, with the unanimous vote of the shareholders attending the meeting, the valuation report of the Company and TCP, prepared by Citi, based on their respective economic values, using the methodology of discounted cash flow, for purposes of determining the exchange ratio of the common and preferred shares of the Company for new shares to be issued by TCP (“Exchange Ratio Valuation Report”).

It was announced that, in compliance with article 264 of Law No. 6.404/76 and for purposes of comparing the exchange ratios in the evaluations conducted by Citi (also stated in the TC Merger Protocol and in TCP Merger Protocol) with those conducted by Planconsult, which were based upon the net worth at market prices (“Valuation Report of Net Worth at Market Prices”), further information in relation to the calculation of the share exchange ratios according to the criteria on March 31, 2009, was available.

(d)           to approve, with the unanimous vote of the shareholders attending the meeting, the exchange ratio of the shares issued by the Company that shall be merged into TCP, as established in the Merger Protocol, with the subsequent conversion of the Company into a wholly-owned subsidiary of TCP; such converted shares of the Company to have the same rights of the current outstanding shares of TCP, which shall be assigned to the owners of the merged shares. Each common or preferred share of the Company shall be exchanged for 17.40

TELEMIG CELULAR S.A. CNPJ/MF No. 02.320.739/0001-06 - NIRE 31.300.012.999 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING HELD ON JULY 27, 2009.

new common or preferred share of TCP, as applicable, according to the criteria described in the Merger Protocol approved in this meeting, which was based in the economic values of TCP and the Company, evaluated according to the discounted cash flow methodology, on March 31, 2009, calculated by Citi, whose engagement was suggested by the management of the Company and ratified in this meeting. In accordance with the approved Merger Protocol, it was announced that the shareholders of the Company who, as a result of the exchange, are entitled to fractional shares, shall be paid, pro rata for such fractions, to be determined by the net value at market price of the grouped fractions, resulting from the auction (or auctions, as the case may be), to be held at BM&FBovespa. Such payment to shareholders shall be carried out within 5 (five) business days as from the date of the last auction.

The shareholders were reassured that, as previously disclosed, TCP and the Company had created Special Committees (“Committees”), on the terms and in compliance with Parecer de Orientação 35/08, issued by the Brazilian Securities and Exchange Commission, and that such Committees, upon analyzing the Valuation Reports and studies of the advisors retained by the Companies, as well as the management proposals related to the exchange ratios, have consulted with Banco Bradesco BBI S.A., enrolled with the CNPJ/MF under No. 06.271.464/0001-93 (“Bradesco BBI”), as an independent financial adviser retained by the Committees to help them with the analysis of the valuation report prepared by Citi. The Chairman pointed out to the shareholders present that, as established in the Notices of Material Facts and other Corporate Restructuring documents made available, the Company´s Committee presented its opinion to the management and recommended the adoption of the exchange rates within the ranges indicated to the Board of Directors of the Company as being the most adequate, such ranges falling, in turn, within the ranges recommended in the Exchange Ratio Valuation Reports prepared by Citi.

The shareholders of the Company acknowledged that the Corporate Restructuring was analyzed by Citi, as provided in article 49 of the Bylaws of TCP and in the valuation report prepared by Citi and made available to all shareholders of the companies involved in the Corporate Restructuring, the exchange ratios defined by the companies´ Board of Directors were within the exchange ratio range resulting from the range of the companies´ value indicated

TELEMIG CELULAR S.A. CNPJ/MF No. 02.320.739/0001-06 - NIRE 31.300.012.999 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING HELD ON JULY 27, 2009.

in the valuation report, and therefore equitable treatment was given to the companies. In addition to that, Bradesco BBI considered in its analysis that the exchange ratio ranges presented to the Committee by Citi were equitable, and they were within the ranges of the Exchange Ratios calculated by Bradesco BBI in the material presented to the Committee.

Finally, the Company´s management was authorized to practice all acts necessary to formalize the merger of shares of the Company into TCP, as approved herein, before any public entities and third parties, through their officers or any other person designated by them.

As nothing else was left to be discussed, these minutes were read, approved and executed, and the shareholders legal representatives have acknowledged that it would be drawn up in the form of summary of the facts, as authorized by article 130, paragraph first, of Law No. 6,404/76. It was also determined that, as authorized by article 130, paragraph second, of Law No. 6,404/76, these minutes would be published without the shareholders´ representatives signatures.

SIGNATURES: VIVO PARTICIPAÇÕES S.A.; Telemig Celular Participações S.A.; Polo FIA.

This is a true certified copy of the original minutes of the Extraordinary Shareholders´ Meeting of Telemig Celular S.A., held on July 27, 2009, drawn up in the appropriate book.

Bruno Angelo Indio e Bartijotto Chairman	Marcelo Luiz Pereira Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVO PARTICIPAÇÕES S.A.

Date:	July 28, 2009	By:	/s/ Ernesto Gardelliano
			Name:	Ernesto Gardelliano
			Title:	Investor Relations Officer